UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Avistar Communications Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

05379X208

(CUSIP Number)

R. Stephen Heinrichs
P.O. Box 9093
Incline Village, NV  89452
Telephone:  (775) 691-2217

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05379X208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) R. Stephen Heinrichs.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF & OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,137,903

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,137,903

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 2 amends the Statement on Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on October 28, 2003 and amended on July 14, 2004 (“Amendment No. 1”) by R. Stephen Heinrichs.  This Schedule 13D relates to shares of common stock, $0.001 par value per share of Avistar Communications Corporation, a Delaware corporation (the “Issuer”), with its principal executive office at 555 Twin Dolphins Drive, Third Floor, Redwood Shores, California  94065.  Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background
(a) This Amendment is being filed by R. Stephen Heinrichs.
(b) Mr. Heinrichs’ address is P.O. Box 9093, Incline Village, Nevada 89452.

(c) Until April 2001, Mr. Heinrichs was employed by the Issuer as its Chief Financial Officer and Secretary.  Mr. Heinrichs is presently retired and is no longer employed by the Issuer.  Mr. Heinrichs does serve as a member of the board of directors of the Issuer.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and misdemeanors).

(e) During the past five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where, as a result of such proceeding the Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

(f) Mr. Heinrichs is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration
The ownership of shares of the Issuer’s common stock previously reported in the Original Schedule 13G and in Amendment No. 1 is hereby amended to include the following information.
Mr. Heinrichs has acquired shares of the Issuer’s common stock through open market purchases during 2004 using his personal funds. A summary of the shares acquired follows:

Date	Number of Shares	Price Per Share	Total Price Paid

16-Aug-04	1,200	$0.9579	$1,150
13-Aug-04	7,319	$1.0101	$7,393
12-Aug-04	10,000	$0.9982	$9,982
11-Aug-04	14,600	$0.9983	$14,575
10-Aug-04	12,400	$1.0059	$12,473
09-Aug-04	7,800	$1.0035	$7,827
06-Aug-04	10,000	$1.0002	$10,002
05-Aug-04	9,700	$1.0066	$9,764
04-Aug-04	9,761	$0.9997	$9,758
03-Aug-04	100	$1.0000	$100
02-Aug-04	10,000	$1.0050	$10,050
30-Jul-04	12,908	$0.9933	$12,821
29-Jul-04	5,100	$1.0294	$5,250
28-Jul-04	11,542	$0.9594	$11,073
27-Jul-04	15,100	$0.8557	$12,921

Total:	137,530		$135,139

Item 4.	Purpose of Transaction

The acquisition of the Issuer’s common stock by Mr. Heinrichs through open market purchases following the IPO were for investment purposes only and were not intended to, and did not, affect any change in the control of the Issuer.  As stated in Item 3, the Pre-IPO Securities were acquired pursuant to the conversion of Series A preferred stock as a result of the completion of the Issuer’s IPO.  Consequently, the actual control of the Issuer did not change as a result of this transaction.  The proceeds of the IPO were used in part to repay existing indebtedness of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)           Mr. Heinrichs beneficially owns 5,275,433 shares of the Issuer’s common stock, including 5,020,952 shares held in a revocable trust and 254,781 shares held in an investment corporation, or15.8% of the 33,360,709 shares of Issuer’s common stock outstanding as of December 31, 2004.  Mr. Heinrichs has the sole power to vote, direct the vote, dispose and direct the disposition of such shares of the Issuer’s common stock.

(b) There is no shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition, of any shares of common stock referenced in paragraph 5(a).
(c) Mr. Heinrichs has not engaged in any transactions in the common stock of the Issuer during the past 60 days.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Heinrichs has entered into revocable trust agreements for estate planning purposes through which he owns a substantial majority of his interests in the Issuer.  Mr. Heinrichs has the sole voting and dispositive power over shares held by his revocable trusts and may revoke such trusts at his sole discretion.

Mr. Heinrichs currently holds options to purchase common stock of the Issuer totaling 350,000 shares, of which options to purchase 297,070 shares are exercisable within 60 days of December 31, 2004.
Item 7.	Material to Be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2005
Date
/s/ R. Stephen Heinrichs
Signature
R. Stephen Heinrichs
Name/Title